CPSM, INC.

2951 SE Waaler Street

Stuart, FL 34997

December 23, 2016

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Re:

CPSM, Inc.

Form 10-K/A for Fiscal Year Ended December 31, 2015

Filed April 5, 2016

Form 10-Q for the Quarter Ended March 31, 2016

Filed May 16, 2016

Form 10-Q for the Quarter Ended June 30, 2016

Filed August 15, 2016

Form 10-Q for the Quarter Ended September 30, 2016

Filed November 14, 2016

File No. 333-149000

Dear Sir or Madam:

In response to your comment letter dated December 7, 2016, please note the following:

Forms 10-Q for the Quarters Ended March 31, 2016, June 30, 2016, and September 30, 2016

Item 4 – Controls and Procedures

1.

We note that you concluded your disclosure controls and procedures were effective as of December 31, 2015 in your amended Form 10-K and in your response to comment two in our letter dated November 10, 2016.  We note that you concluded your disclosure controls and procedures were not effective as of March 31, June 30, and September 30, 2016 in your subsequent Forms 10-Q with no further explanation.  Please tell us what changed after December 31, 2015 that led you to reach a different conclusion about the effectiveness of your disclosure controls and procedures as of the subsequent interim dates.  To the extent applicable, please be advised that future annual and quarterly filings should disclose and discuss material changes in internal control over financial reporting that occur during each period, including those that impact disclosure controls and procedures.  Refer to Item 308(c) of Regulation S-K.

The disclosures in each of the Form 10-Qs for the periods ended March 31, June 30, and September 30, 2016 have been appropriately revised to indicate that the disclosure controls were effective as of their respective dates.  There were no changes to our controls and procedures between the Form 10-K for the year ended December 31, 2015 and any of the Form 10-Qs filed during 2016.

The Form 10-Qs had incorrectly stated that the disclosure controls and procedures were ineffective due to an oversight.  The Form 10-Qs have been amended to correct this oversight and all future Form 10-K and Form 10-Q filings will include the appropriate disclosure regarding the effectiveness of disclosure controls and procedures.

Sincerely,

CPSM, Inc.

/s/Lawrence Calarco

Lawrence Calarco